

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Matthew Walters
Chief Executive Officer
Jaws Hurricane Acquisition Corp
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

> **Re: Jaws Hurricane Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 19, 2021**
> **File No. 333-253541**

Dear Mr. Walters:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exclusive Forum, page 52

1. We note your disclosure on page 52 states that under your warrant agreement, the courts of the State of New York or the United States District Court for the Southern District of New York will be the forum for any claims brought under the Securities Act. However, your form of warrant agreement, included as exhibit 4.4, is silent with respect to claims brought under the Securities Act. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler